EXHIBIT 1
Acquisition and Sale of VLCCs
Frontline plc (“Frontline”) (NYSE: FRO – OSE: FRO) announces a strategic fleet renewal initiative, involving both the acquisition of new vessels and the sale of older vessels.
Sale of eight of its oldest 1st generation ECO VLCCs
The Company has entered into an agreement to sell eight of its oldest 1st generation ECO Very Large Crude Carriers (VLCCs), built between 2015 and 2016. These vessels are being sold for a total sales price of $831.5 million, with delivery to the new owner scheduled during the first quarter of 2026. After repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $486.0 million and the Company expects to record a gain in the first quarter of 2026 in the range of approximately $217.4 million to $226.7 million, depending on the delivery date of each vessel. The sale remains subject to certain closing conditions, in line with industry standards.
Acquisition of nine latest generation scrubber-fitted ECO VLCC newbuilding contracts
In parallel, the Company has entered into an agreement to acquire nine latest generation scrubber-fitted ECO VLCC newbuilding contracts from an affiliate of Hemen Holding Limited, the Company’s largest shareholder, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China.  The delivery schedule for the vessels is attractive, with seven vessels due for contract delivery during 2026, commencing in the third quarter, one vessel expected in the first quarter of 2027 and the final vessel anticipated in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.
Management Commentary
Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented on these transactions:
“These two transactions enable Frontline to renew its fleet by replacing 10-year-old first-generation ECO vessels with latest-generation, scrubber-fitted ECO vessels at very firm pricing. This aligns with our strategy of operating one of the most modern, cost- and fuel-efficient fleets in the market.
The acquisition also supports our objective of increasing exposure to the VLCC segment without adding to overall vessel supply. The delivery schedule is particularly attractive, falling within a period that is generally considered closed to newbuild orders. Through this transaction, Frontline is making tangible progress toward improved fuel efficiency and reduced carbon emissions.”
Fleet Composition Post-Transaction
Upon completion of these transactions, Frontline’s fleet will comprise of 81 vessels, including 42 VLCCs, 21 Suezmax tankers and 18 LR2/Aframax tankers.
January 8, 2026
The Board of Directors
Frontline plc
Limassol, Cyprus

DNB Carnegie, a part of DNB Bank ASA, is acting as financial advisor to Frontline and has also rendered a fairness opinion in connection with the transaction.
Contact Information
For further information, please contact:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00
Forward-Looking Statements
Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the parties’ ability to obtain the necessary regulatory approvals and to meet other closing conditions to complete the transactions referenced herein, as well as important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.